# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hingham Institution for Savings, CIK 0002044671
CUSIP: 433323102
Title of class of securities: Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 55 Main St, Hingham, Massachusetts (MA), 02043
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001941040-24-000117
Filed by CIK 0001961415

## Reporting persons
- Maren Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 171,275; shared voting power 20,120; sole dispositive power 191,395; shared dispositive power 0; aggregate amount beneficially owned 191,395 (8.8% of the class)

## Item 1. Issuer
Name of issuer: Hingham Institution for Savings
Address of issuer's principal executive offices: 55 Main Street, Hingham, Massachusetts, 02043

## Item 2. Person Filing
Name of person filing: Maren Capital LLC
Address of principal business office or, if none, residence: 401 N. Michigan Ave, Suite 1645, Chicago, IL 60611
Citizenship: United States of America, Organized in the State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 191,395
Percent of class: 8.8 %
Sole power to vote or to direct the vote: 171,275
Shared power to vote or to direct the vote: 20,120
Sole power to dispose or to direct the disposition: 191,395
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Maren Capital LLC: /s/ Brad Schatz, Brad Schatz, Chief Executive Officer (05/14/2025)